Exhibit 3.6

AMENDMENT NO. 1

TO THE AMENDED AND RESTATED BYLAWS

OF

ALIMERA SCIENCES, INC., A DELAWARE CORPORATION

Effective upon the filing of that certain Certificate of Designation of Series A Convertible Preferred Stock, Section 2.11 of the Amended and Restated Bylaws (the “Bylaws”) of Alimera Sciences, Inc., a Delaware corporation, shall be amended to add a second sentence, stating as follows:

“Notwithstanding the foregoing, the stockholders holding Series A Preferred Stock (as defined in the Certificate of Designation of Series A Convertible Preferred Stock filed by the Corporation with the Secretary of State of the State of Delaware (the “Certificate of Designation”)), may take any exclusive action required or permitted to be taken by the stockholders holding Series A Preferred Stock of the Corporation as set forth in the Certificate of Designation by written consent at any time.”

The effective date of the Amendment No. 1 to the Bylaws of Alimera Sciences, Inc. is             , 2012.